NOL

RECEIVED

2009 FEB -2 A

28 January 2009

<u>By Courier</u>

09045249

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

**Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")**
**Neptune Orient Lines Limited**
**File No. 82-2605**

NOL has today made an announcement in relation to the NOL Operating Performance for Period 12, 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
FEB 04 2009
THOMSON REUTERS

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O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letter to SEC (Elliott Staffin) (P12, 2008) - 28Jan09.DOC

APL
APL Logistics

**Neptune Orient Lines Limited**
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | NEPTUNE ORIENT LINES LIMITED |
| Company Registration No. | 196800632D |
| Announcement submitted on behalf of | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted with respect to * | NEPTUNE ORIENT LINES LIMITED |
| Announcement is submitted by * | Ms Marjorie Wee and Ms Wong Kim Wah |
| Designation * | Company Secretaries |
| Date & Time of Broadcast | 28-Jan-2009 17:25:06 |
| Announcement No. | 00054 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | NOL OPERATING PERFORMANCE FOR PERIOD 12, 2008 |
| Description | Attached is the operating performance for the 6 weeks (Period 12) from 15 November 2008 to 26 December 2008 |
| **Attachments** | NOL_Operatng_Performance_for_p12_2008.pdf<br>Total size = **23K**<br>(2048K size limit recommended) |

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**Monthly Operational Update (Unaudited)**

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

28 January 2009

NOL's container shipping operating performance for the 6 weeks (Period 12) from 15 November 2008 to 26 December 2008 are as follows:

| | Period 12, 2008 | Period 12, 2007 | % Change | | 2008 | 2007 | % Change |
|---|---|---|---|---|---|---|---|
| **Container Shipping** | | | | | | | |
| a) Volume (FEU) | 218,100 | 288,600 | (24) | | 2,464,900 | 2,357,700 | 5 |
| b) Average Revenue Per FEU (US$/FEU) | 2,921 | 2,834 | 3 | | 3,033 | 2,740 | 11 |

For the six weeks of P12, 2008, container shipping volumes declined 24% over the same period last year. The decrease in container shipping volumes in P12 2008 is a result of the rapid deterioration in demand on all major trade lanes and pro-active capacity management by the company to reduce costs. Average revenue per FEU (Forty-foot Equivalent Unit) increased 3% over the same period last year largely due to recovery of bunker fuel costs.

2008 container shipping volumes increased 5% while average revenue per FEU showed an 11% improvement over 2007 levels.

---

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

**APL Average Revenue per FEU (updated as at Period 12, 2008)**


APL Average Revenue per FEU (2005-2008)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
Period 12, 2008
Y-o-Y : +3%
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05
P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06
P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07
P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08 P12 08
Period